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17016491

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37135

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RBS SECURITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 WASHINGTON BOULEVARD
(No. and street)

STAMFORD	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROONEY COLEMAN — **203-897-4294**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

300 FIRST STAMFORD PLACE	**STAMFORD**	**CT**	**06902**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RBS SECURITIES INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBS SECURITIES INC.

TABLE OF CONTENTS


Building a better
working world

Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors of RBS Securities Inc.

We have audited the accompanying statement of financial condition of RBS Securities Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RBS Securities Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2017

RBS SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

	$m
ASSETS	
Cash and cash equivalents	57
Cash and securities segregated under federal and other regulations	1,307
Receivables from brokers, dealers and other institutions	94
Receivables from customers	51
Securities purchased under agreements to resell and other collateralized financing arrangements	21,627
Financial instruments owned, at fair value ($1,094 million pledged as collateral)	4,813
Accrued interest receivable	36
Other assets	1,293
Total Assets	29,278

	$m
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	165
Payables to brokers, dealers and other institutions	260
Payables to customers	852
Securities sold under agreements to repurchase and other collateralized financing arrangements	16,093
Financial instruments sold, but not yet purchased, at fair value	5,662
Accrued interest payable	15
Other liabilities	3,873
Total Liabilities	26,920
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in capital	1,574
Retained earnings	784
Total Stockholder's Equity	2,358
Total Liabilities and Stockholder's Equity	29,278

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

RBS Securities Inc. ("RBSSI" or the "Company") is a wholly owned subsidiary of RBS Holdings USA Inc. ("RBSHI"). RBSHI is a wholly owned subsidiary of NatWest Group Holdings Corporation ("NWGH"), which is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). The UK Government is the ultimate majority shareholder of RBS. The UK Government's shareholding is managed by UK Financial Investments Limited ("UKFI"), a company wholly owned by the UK Government.

RBSSI is a registered broker-dealer and a registered Futures Commission Merchant ("FCM") and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC") and the U.S. Commodity Futures Trading Commission ("CFTC"). RBSSI is a primary dealer of U.S. Government securities and is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, corporate debt, and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates
This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") that require management to make estimates and assumptions regarding financial instrument valuations, compensation expense accruals, tax provision calculations including valuation allowance for deferred tax assets, provision for losses that may arise from litigation or regulatory matters, and other items that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents
RBSSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Receivables from and Payables to Brokers, Dealers, Other Institutions and Customers
Receivables from brokers, dealers, and other institutions primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), cash margin receivables on financing transactions and receivables related to futures contracts. Payables to brokers, dealers, and other institutions include net payables arising from unsettled trades, amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), cash margin payables on financing transactions and payables related to futures contracts.

Receivables from customers include amounts receivable for securities not delivered by the Company to a customer by the settlement date ("delivery-versus-payment") and receivables due from customers on cash margin transactions for futures contracts. Payables to customers include amounts payable for securities not received by the Company from a customer by the settlement date ("receive-versus-payment") and payables due to customers on cash margin transactions for futures and listed options contracts.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company reserves

for receivables from brokers, dealers, other institutions and customers when the receivable is no longer believed to be collectible. Receivables and payables arising from fails-to-deliver, fails-to-receive, delivery-versus-payment, and receive-versus-payment transactions are presented on a net basis, by security and counterparty.

Collateralized Financing Arrangements
Collateralized financing transactions, including securities purchased under agreements to resell and securities sold under agreements to repurchase, are carried at the contract value plus accrued interest as specified in their respective agreements. Securities subject to these arrangements are principally U.S. Government and U.S. Government Agency obligations. Principal and accrued interest amounts are presented on a net basis by counterparty and maturity date where trades are subject to master netting agreements. It is RBSSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and RBSSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Securities borrowed are carried at the amounts of cash collateral advanced in connection with those transactions. Securities subject to these arrangements are primarily U.S. Government securities and U.S. Government Agency obligations. Interest is accrued at the stipulated contract rate. RBSSI's policy is to monitor the value of the securities borrowed on a daily basis and to obtain additional collateral as is necessary.

Fair Value Measurements
Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Control Environment
The control environment for the determination of the fair value of financial instruments includes formalized protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification.

A key element of the control environment is the independent price verification ("IPV") process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly observable from available prices, or may be derived using a model and variable inputs. These valuations are reviewed and, if necessary, amended by a team independent of those trading the financial instruments in light of available pricing evidence.

Monthly meetings are held between the business and the support functions to discuss the results of the IPV process. The IPV control includes formalized reporting and escalation of any valuation differences in breach of established thresholds.

The Company has an IPV forum/working group which meets regularly. This forum includes representatives who participate in a global IPV committee which meets formally on a monthly basis to discuss independent pricing, reserving and valuation issues. All material methodology changes require review and ratification by this committee. This committee includes members representing several independent review functions including market risk and finance.

Continued

Valuation Hierarchy
The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. RBSSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

Financial Instruments
Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Litigation and Other Matters
RBSSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. RBSSI recognizes a contingent liability in other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, RBSSI accrues the most likely amount of such loss, and if such amount is not determinable, RBSSI accrues the minimum of the range of probable loss. The

Continued

determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income Taxes

RBSSI is included in the consolidated U.S. federal and certain combined state income tax returns of RBSHI's U.S. holding company parent, NWGH. In addition, the Company files returns on a separate company basis in certain jurisdictions as required. The Company's federal and certain combined state income taxes are calculated as if the Company filed on a separate return basis and any tax attributes are utilized according to the combined return as filed, as opposed to a stand-alone calculation. The current state tax payables/receivables as per the combined state returns are settled annually when filed.

RBSSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded for the portion of the deferred tax asset that more likely than not will not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased and additional weight may be given to subjective evidence such as our projections for growth.

RBSSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Compensation Plans

The 2010 Deferral Plan and the 2014 Employee Share Plan ("the Plans") of RBS affect employees of RBS, including employees of the Company. The Plans require that a predefined amount be paid in the current year with the remaining award to be deferred over a period of up to 62 months from the reporting date. Multiple payments are made to employees over the deferred period which will be settled in RBS equity shares, debt of RBS or cash. Awards may be subject to forfeiture and clawback, as defined in the Plans, at the discretion of the RBS Board of Directors' Remuneration Committee. Effective December 2014, no new awards were granted under the 2010 Deferral Plan.

RBSSI recognizes compensation expense for each payment, as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date, RBSSI estimates the fair value of each payment by estimating fair value of the RBS debt and utilizing the quoted market price for RBS equity shares. RBSSI does not expect to reimburse RBS or receive payment from RBS for any increase or decrease in the value of the RBS equity shares. Recognition of additional compensation expense attributable to appreciation in RBS equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to a decrease in the value of RBS equity shares are accounted for as a reduction of capital. RBSSI accrues compensation expense on a straight-line

Continued

basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical data to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate. Interest on RBS debt is accrued at stipulated rates.

In connection with the 2014 Employee Share Plan, employees in certain roles of the Company may be eligible for Role Based Allowances ("RBA") which are payable in cash and/or RBS equity shares. RBA is fixed compensation that settles in cash and/or the appropriate quantity of RBS shares which have an aggregate market value on RBA payment date equal to the RBA installment. RBSSI accrues compensation expense on a straight-line basis over the period the RBA is in effect. RBSSI has an agreement to reimburse RBS for the value of RBS equity shares paid to RBSSI employees in connection with the RBA.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-12 and ASU 2016-10, is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating whether to adopt the retroactive approach for revenue in all periods presented within the statement of financial condition or the modified retroactive approach for existing contracts in effect and any new contracts. The Company is evaluating the impact of this ASU on its statement of financial condition and does not expect the impact to be material.

In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". This update defines management's responsibility in evaluating a company's ability to continue as a going concern and establishes related footnote disclosures. Management will be required to evaluate whether conditions or other events exist at each reporting date that raise substantial doubt about a company's ability to continue as a going concern within one year after issuance of the financial statements. This ASU is effective for annual reporting periods ending after December 15, 2016 and did not have a material impact on the Company's statement of financial condition.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities", which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. This ASU will be effective for annual reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact that the standard will have on the statement of financial condition and does not expect the impact to be material.

In March 2016, the FASB issued ASU 2016-09 "Compensation-Stock Compensation (Topic 718)". ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This ASU will be effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. The Company is currently evaluating the impact that the standard will have on the statement of financial condition and does not expect the impact to be material.

Continued

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". ASU 2016-13 amends the criteria for recognizing credit losses on financial assets not carried at fair value through net income. US GAAP requires an incurred loss methodology for recognizing credit losses which delays recognition until it is probable. Under ASU 2016-13 the criteria would be amended to reflect credit losses that are expected but do not yet meet the probable threshold. This ASU will be effective for annual reporting periods beginning after December 15, 2019. The Company is evaluating the impact that the standard will have on the statement of financial condition and does not expect the impact to be material.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments." ASU 2016-15 provides guidance on the disclosure and classification of certain items within the statement of cash flows, including beneficial interest obtained in securitization of financial assets, cash payments for settlement of zero-coupon debt instruments and debt prepayment or extinguishment costs, and distributions received from equity-method investees. This ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the impact of this ASU to have a material impact on the statement of financial condition.

In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230) – Restricted Cash." ASU 2016-18 provides guidance on the disclosure of total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of year and end of year total amounts shown in the statement of cash flows. This ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect the impact of this ASU to have a material impact on the statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

Under the provisions of SEC Rule 15c3-3, "qualified securities" (as defined under SEC Rule 15c3-3) with a fair value of $595 million have been segregated for the exclusive benefit of customers and qualified securities with a fair value of $52 million has been segregated for the proprietary accounts of brokers. Of the qualified securities, securities with a fair value of $245 million are included in cash and securities segregated under federal and other regulations in the statement of financial condition. Additionally, securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $402 million have been segregated under federal and other regulations.

As a FCM, RBSSI is required to segregate funds in segregated funds accounts (under Section 4d(2) of the Commodity Exchange Act ("CEA")) and secured funds held in separate accounts (under CFTC Regulation 30.7) and cleared swap customer accounts (under 4D(F) of the CEA). For these purposes, $141 million and $921 million are held in accounts at banks and exchanges, respectively, and are reflected in the statement of financial condition as cash and securities segregated under federal and other regulations. Additionally, RBSSI segregated $344 million of customer owned securities deposited at clearing organizations. These segregated securities are not included in the statement of financial condition.

Continued

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements

The Company enters into various collateralized financing transactions to, among other things, acquire securities to cover short positions, to settle other securities obligations, and to finance the Company's long inventory positions. The table below summarizes the type of collateralized financing arrangements reported in the statement of financial condition at December 31, 2016:

Assets	$m
Securities purchased under agreements to resell	19,078
Securities borrowed	2,549
	21,627

Liabilities	$m
Securities sold under agreements to repurchase	16,093

In order to manage credit exposure arising from such transactions, the Company enters into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in the event of a counterparty default, such as bankruptcy or a counterparty's failure to pay or perform. The Company generally takes possession of securities purchased under agreements to resell and securities borrowed and receives securities and cash posted as collateral with the right to re-hypothecate. In certain cases, the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also continuously monitors the fair value of the transactions' underlying securities as compared with the related receivable or payable, including accrued interest and requests additional collateral as provided under the applicable agreement, to ensure such transactions are adequately collateralized.

Continued

The following tables summarize the offsetting of these instruments and related collateral amounts:

	Gross Amounts	Amounts offset in the Statement of Financial Condition	Net amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition (1)	Net Exposure
	$m	$m	$m	$m	$m
Assets					
Securities purchased under agreements to resell	38,947	(19,869)	**19,078**	(18,990)	88
Securities borrowed	2,549	-	**2,549**	(2,494)	55
Liabilities					
Securities sold under agreements to repurchase	35,962	(19,869)	**16,093**	(16,093)	-

(1) Amounts relate to transactions under master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

RBSSI pledges collateral in conjunction with its securities sold under agreements to repurchase. At December 31, 2016, $35,892 million of the Company's securities sold under agreements to repurchase and other collateralized financing arrangements were collateralized with U.S. Government and U.S. Government Agency securities. Transactions with maturities of three months or less amounted to $34,542 million as of December 31, 2016, with the remaining transactions having maturities up to one year.

5. Receivables and Payables from/to brokers, dealers and other institutions

The following table represents RBSSI's receivables and payables from/to brokers, dealers and other institutions as of December 31, 2016:

	Assets	Liabilities
	$m	$m
Unsettled trades	-	123
Securities failed-to-deliver/receive	54	3
Broker receivables/payables	18	32
Cash margin receivables/payables	22	101
Other	-	1
	94	260

Continued

6. Receivables and Payables from/to customers

The following table represents RBSSI's receivables and payables from/to customers as of December 31, 2016:

	Assets $m	Liabilities $m
Customer receivables/payables	1	761
Delivery/receive versus payment	50	91
	51	852

7. Financial Instruments

The following table presents RBSSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value by type, as of December 31, 2016:

	Assets $m	Liabilities $m
U.S. Government obligations	4,127	5,528
U.S. Government Agency obligations	567	95
Corporate debt securities	85	20
Other	34	19
	4,813	5,662

8. Fair Value Disclosures

RBSSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, RBSSI separates financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value into categories (U.S. Government obligations, U.S. Government Agency obligations, Corporate debt securities, and Other). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2016, all of RBSSI's securities are principally classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include primarily U.S. Government obligations and U.S. Government Agency obligations. Such instruments are principally classified as Level 1. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include corporate bonds, money market funds and other securities. Such instruments are classified as Level 2.

The following tables present RBSSI's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2016 by financial statement line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets				
Cash and securities segregated under federal and other regulations (1)	**245**	**-**	**-**	**245**
Financial instruments owned, at fair value:				
Cash securities				
U.S. Government obligations	4,127	-	-	4,127
U.S. Government Agency obligations	401	166	-	567
Corporate debt securities	-	85	-	85
Other	24	-	10	34
Total financial instruments owned, at fair value	**4,552**	**251**	**10**	**4,813**
Total assets at fair value	**4,797**	**251**	**10**	**5,058**

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Liabilities				
Financial instruments sold, not yet purchased, at fair value				
U.S. Government obligations	5,528	-	-	5,528
U.S. Government Agency obligations	92	3	-	95
Corporate debt securities	-	20	-	20
Other	19	-	-	19
Total liabilities at fair value	**5,639**	**23**	**-**	**5,662**

(1) This population consists of U.S. Government obligations.

Level 3 Financial Assets and Liabilities

Level 3 assets include instruments whose value is determined using the results of a previous competitive bidding process. The valuation included significant management judgment in determining the relevance and reliability of the market information considered.

The disclosure below provides information on the value and the price ranges for the Level 3 assets measured at fair value on a recurring basis which are included in other above.

	Level 3 $m	Valuation Technique(s)	Significant Unobservable Input(s) [(1)]	Range [(2)]	Average [(3)]
Assets					
Residential mortgage-backed securities	10	Price	Price	0.72 - 0.88	0.80

(1) Significant increase/decrease in the unobservable input in isolation may result in a significantly higher/lower fair value measurement. Significant changes in credit correlation may result in a significantly higher or lower fair value measurement. There are no predictable relationships between the significant unobservable inputs.

(2) The ranges of significant unobservable inputs represents price range.

(3) Average is calculated using the relative fair value of the related financial instruments.

At December 31, 2016, there were no Level 3 liabilities.

During the year ended December 31, 2016, there were $10 million of Level 3 assets purchased with no other significant movements. There were $5 million of assets reclassified from Level 2 to Level 1 primarily due to increased market activity for these instruments.

Financial Instruments not carried at Fair Value

The following table presents the carrying values and estimated fair values of certain financial assets that are not measured at fair value, including their classification in the fair value hierarchy:

	Carrying Value	Estimated Fair Value		
		Level 1	Level 2	Total
	$m	$m	$m	$m
Assets				
Cash and cash equivalents	57	57	-	57
Cash and securities segregated under federal and other regulations	1,062	1,062	-	1,062
Receivables from brokers, dealers and other institutions	94	-	94	94
Receivables from customers	51	-	51	51
Securities purchased under agreements to resell and other collateralized financing arrangements	21,627	-	21,628	21,628
Accrued interest receivable	36	-	36	36
Other assets	908	-	908	908
Liabilities				
Short-term borrowings	165	-	165	165
Payables to brokers, dealers and other insitutions	260	-	260	260
Payables to customers	852	-	852	852
Securities sold under agreements to repurchase and other collateralized financing arrangements	16,093	-	16,091	16,091
Accrued interest payable	15	-	15	15
Other liabilities	226	-	226	226

At December 31, 2016, there were no financial instruments which are not carried at fair value that would be classified as Level 3.

The carrying value of Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments. The estimated fair value of securities purchased under agreements to resell, securities sold under agreements to repurchase and other collateralized financings is determined using repo market rates throughout the term of the agreement. A simple approach of calculation of carrying value is used with no discounting of cash flows due to the short term nature of the agreements.

9. Risk Management

As a participant in the government securities and credit markets, RBSSI is exposed to various risks that arise in the normal course of its business. The risks to which RBSSI are subject to include market, credit, operational, legal, regulatory and financial control risks.

RBSSI monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, RBSSI believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. RBSSI's senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to Governance and Control Committee, Asset and Liability Committee, the Bond Underwriting Committee, Legal/Regulatory Accrual Committee, Services and Vendor Oversight Committee, the Compliance Risk Committee, the Operating Committee, Model Risk Committee, the New Product Risk Assessment ("NPRA") Process (including the Significant Change Assessment Process ("SCAP"), and the Credit Approval Process. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and RBS Risk Management.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the factors of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by RBSSI might fail to perform under its contractual obligations, which could result in RBSSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities, U.S. Government Agency securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Continued

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk and issuer risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2016, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 98% of the Company's financial instruments owned, at fair value. At December 31, 2016, approximately 99% of the Company's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, after any netting.

Other Risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk issues and events. New products and significant change are risk assessed and approved via the NPRA and SCAP processes.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. RBSSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and RBSSI policy.

RBSSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

Continued

10. Short-term Borrowings

In addition to obtaining short-term financing through the repurchase and securities lending markets, RBSSI obtains short-term unsecured financing from RBSHI and The Royal Bank of Scotland plc ("RBS plc"), a wholly owned subsidiary of RBS. The Company's borrowing with RBS plc was pursuant to a $4.5 billion unsecured financing facility with a maturity date of August 31, 2017. At December 31, 2016, RBSSI had the following short-term liabilities set forth below with maturities of one month or less:

	$m	Weighted Average Interest Rates
RBS Holdings USA Inc.	109	1.00%
The Royal Bank of Scotland plc	56	0.98%
Total Short-term borrowings	165	

Substantially all is borrowed on an overnight basis.

11. Commitments and Contingencies

Leases and Related Commitments

RBSSI has obligations under non-cancelable operating leases, principally for office space, that expire on various dates through 2017. Total future net rental commitments as of December 31, 2016 are approximately $1 million.

Borrow versus Pledge

In transactions where RBSSI acts as the net borrower in a securities exchange, the securities borrowed and pledged are treated as off-balance-sheet transactions. At December 31, 2016, RBSSI had pledged securities with a fair value of approximately $12 million against borrowed securities with a fair value of approximately $12 million.

Forward Financing Arrangements

In connection with its financing activities, including securities borrowed and pledged activities, RBSSI had outstanding commitments to enter into future collateralized lendings of approximately $1,864 million and had commitments to enter into future collateralized borrowings of $202 million as of December 31, 2016. All such commitments mature within one month and have stated terms, some of which may be subject to change prior to the effective date.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2016 and subsequently settled had no material impact on the statement of financial condition at that date.

Litigation

RBSSI is party to legal proceedings, and the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSSI incurring a liability. RBSSI recognizes a provision for a

liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where RBS may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2016.

The material litigation, investigations, and regulatory matters in which RBSSI is involved are described below. If any such matters were resolved against RBSSI, these matters could, individually or in the aggregate, have a material adverse effect on RBSSI's net assets, operating results, or cash flows in any particular period. RBSSI cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's statement of financial condition.

Litigation Matters

There continues to be litigation in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, RBSSI is the subject of claims for damages and other relief regarding mortgages and related securities. With respect to the current claims described herein, RBSSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

Residential Mortgage-Backed Securities ("RMBS") Litigation

RBSSI has been named as a defendant in its role as underwriter in a number of claims in the United States that relate to the securitization and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately $36.5 billion of RMBS issued primarily from 2005-2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the

mortgage loans underlying the securities were issued. RBSSI remains a defendant in approximately 10 lawsuits brought by purchasers of RMBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of RBSSI's liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognized loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency ("FHFA") as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") filed RMBS-related lawsuits against RBSSI and certain affiliates, as well as a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed. The primary FHFA lawsuit against RBSSI remains pending in the United States District Court for the District of Connecticut, and it relates to approximately $32 billion of RMBS for which RBSSI acted as underwriter. Of these $32 billion, approximately $7.6 billion were outstanding at December 31, 2016 with cumulative write downs to date on the securities of approximately $1.1 billion (being the recognized loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. The matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves RBSSI relates to RMBS issued by Nomura Holding America Inc. ("Nomura") and subsidiaries, and is now the subject of an appeal. On May 11, 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favor of FHFA on its claims against Nomura and RBSSI, finding, as relevant to RBSSI, that the offering documents for four Nomura-issued RMBS for which RBSSI served as an underwriter, relating to $1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitizations, in violation of the Securities Act and Virginia securities law. RBSSI estimates that its net exposure under the Court's judgment of May 15, 2015 is approximately $383 million, which is the difference between the amount of the judgment against RBSSI ($636 million) and the estimated market value of the four RMBS that FHFA would return to RBSSI pursuant to the judgment, plus the costs and attorney's fees that will be due to FHFA if the judgment is upheld. The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBSSI intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

Other remaining RMBS lawsuits against RBSSI include cases filed by the Federal Deposit Insurance Corporation (as receiver for Guaranty Bank, Colonial Bank, Citizens National Bank, Strategic Capital Bank, and United Western Bank), and cases filed by the Federal Home Loan Banks of Boston and Seattle.

RBSSI is also a defendant in a purported RMBS class action entitled *New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.*, which remains pending in the United States District Court for the Southern District of New York. RBSSI has reached an agreement in principle to settle this matter, subject to documentation and court approval. The amount is covered by an existing provision.

Continued

RBSSI cannot predict the outcome of all these cases at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's statement of financial condition. Additional settlement costs or provisions related to the RMBS litigation, as well as the investigations into RMBS-related conduct involving RBSSI set out under regulatory matters may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the existing provisions.

In many of these actions, RBSSI has or will have contractual claims to indemnification from the issuers of the securities. The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in the United States federal courts against a number of primary dealers of US Treasury securities, including RBSSI. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On December 8, 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings. RBSSI anticipates making a motion to dismiss these claims.

Interest Rate Swaps Antitrust Litigation

Beginning in November 2015, RBS, RBS plc, and RBSSI, as well as a number of other interest rate swap-dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps to the alleged detriment of the plaintiff class. In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the US antitrust laws. On June 2, 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings. The RBS defendants have made a motion to dismiss the operative complaints in these matters.

FX antitrust litigation

In 2015, RBS (and RBSSI) settled a consolidated antitrust action ("the consolidated action"), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or b) exchange-traded FX instruments. Following the Court's preliminary approval of the settlement on

December 15, 2015, RBS paid the total settlement amount ($255 million) into escrow pending final court approval of the settlement.

Another FX-related class action against RBS, RBSSI and others, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on September 20, 2016 on the grounds that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. Plaintiffs have commenced an appeal of this dismissal.

On September 26, 2016, a class action complaint was filed in the United States District Court for the Southern District of New York asserting claims on behalf of "indirect purchasers" of FX instruments. The complaint defines "indirect purchasers" as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. It is alleged that RBS and RBSSI caused damages to the "indirect purchasers" by conspiring to restrain trade in the FX spot market. The complaint seeks damages and other relief under federal, California, and New York antitrust laws. The RBS defendants have made a motion to dismiss this matter.

In September 2015, certain members of RBS (including RBSSI), as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. In January 2017, RBS reached an agreement in principle to settle these matters for approximately $13 million Canadian dollars, subject to settlement documentation and court approval.

LIBOR litigation

Certain members of RBS (including in some instances, RBSSI) have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of RBS and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the Court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter

purchaser plaintiffs who transacted directly with a defendant. On May 23, 2016, the district court's dismissal of plaintiffs' antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued on December 20, 2016, the district court held that it lacks personal jurisdiction over RBS with respect to certain claims asserted in the coordinated proceeding. Following that decision, RBS entities were dismissed from each of the USD LIBOR related class actions in which they were named as defendants, subject to appeal.

Other Litigation Involving RBSSI

In addition, RBSSI is named as a defendant in other actions. For example, RBSSI has been named as an underwriter defendant in various class actions involving public debt or equity where the plaintiff generally has brought actions against the issuer and underwriters of such securities.

RBSSI has also been named as a defendant/respondent in various employment actions involving wrongful termination, breach of contract, quasi-contractual and other employment claims where the plaintiff/claimant generally has been discharged or subject to allegedly adverse employment action and is suing RBSSI as the current or former employer.

RBSSI and certain affiliates, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On September 25, 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery is ongoing.

In October 2014, F5 Capital commenced *F5 Capital v. RBS Securities Inc.*, a civil action in the U.S. District Court for the District of Connecticut. F5 Capital asserts claims for damages arising from RBSSI's alleged wrongful possession of certain securities that plaintiff claims should have been returned to F5 Capital. RBSSI filed a motion to dismiss the case, which the Court granted on September 30, 2015. The plaintiff is appealing this ruling.

On August 24, 2016, three pension funds filed a summons with notice initiating an action in the Supreme Court of the State of New York against RBS plc and RBSSI. *Firefighters' Retirement Sys. v. Royal Bank of Scotland plc*, Index No. 654470/2016 (N.Y. County). Plaintiffs allege in their summons with notice that they were investors in preference shares in FIA Leveraged Fund, a Cayman Islands fund that is now in liquidation proceedings. They seek to recover roughly $9.1 million paid to RBS or RBSSI by a third-party borrower that allegedly obtained those amounts by redeeming junior shares in FIA Leveraged Fund in violation of an alleged redemption priority afforded to plaintiffs' preference shares. The defendants have not yet been required to respond to the allegations.

RBSSI cannot predict the outcome of all of the litigation matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's financial position.

Regulatory Matters

RBS's (including RBSSI's) businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the United States, the United Kingdom, the European Union, and elsewhere. RBS has engaged, and will continue to engage, in discussions with such authorities on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The NatWest Markets (formerly known as Corporate & Institutional Banking ("CIB")) segment in particular, of which RBSSI is a part, has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSSI, remediation of systems and controls, public or private censure, restriction of RBSSI's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBSSI, its business, authorizations and licenses, reputation, results of operations or the price of securities issued by it.

RMBS and Other Structured Products Investigations

RBSSI is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organizations, including the U.S. Department of Justice ("DOJ") and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below) relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities, collateralized debt obligations ("CDOs"), collateralized loan obligations ("CLOs") and synthetic products. In connection with these inquiries, RBSSI and its affiliates have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitizations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitizations and related disclosures.

In June 2016, RBSSI reached an agreement in principle to resolve investigations by the office of the Attorney General of Connecticut on behalf of the Connecticut Department of Banking, concerning RBSSI's underwriting and issuance of RMBS and the potential consequences to RBSSI of RBS plc's May 2015 FX-related guilty plea. The agreement became final on October 3, 2016 through the publication by the Department of Banking of two agreed consent orders without RBSSI admitting or denying the Department of Banking's allegations. As required by the RMBS consent order, in addition to making certain undertakings, RBSSI has paid $120 million to the State of Connecticut to resolve the investigation. Pursuant to the FX consent order, RBSSI agreed, among other things, to certify to the Department of Banking its compliance with various obligations undertaken in connection with RBS plc's FX-related guilty plea and FX-related resolutions with the CFTC and Board of Governors of the Federal Reserve System.

Continued

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitization and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBSSI and its affiliates completed their production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitization transaction. In May 2011, the New York State Attorney General requested additional information about RBS's mortgage securitization business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBSSI and its affiliates continue to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of RMBS-related regulatory and governmental investigations, RBSSI is unable to reliably estimate the aggregate potential impact in excess of accrued provisions. The duration and outcome of these matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached. Further substantial provisions and costs may be recognized and, depending on the final outcome, other adverse consequences may occur.

RBSSI has also been responding to an ongoing criminal investigation by the United States Attorney for the District of Connecticut relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI. RBSSI is in advanced discussions to resolve the matter.

Trading Rates

RBS and its subsidiaries, including RBSSI, are co-operating with investigations and requests for information by various governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. RBS is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

RBSSI and its affiliates were providing information and documents to the CFTC as part of an investigation into the setting of USD and EUR ISDAFIX and related trading activities. On February 3, 2017, it was announced that RBS plc and the CFTC entered into a civil settlement resolving the CFTC's investigation of ISDAFIX and related trading activities. As part of the settlement, RBS plc paid a penalty of $85 million and agreed to certain undertakings.

FX

In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the CFTC in relation to investigations into failings in RBS's FX businesses. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. The fines were paid on November 19, 2014.

On May 20, 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business

Continued

within its NatWest Markets segment. RBS plc paid a penalty of $274 million to the Federal Reserve and agreed to pay a penalty of $395 million to the DOJ to resolve the investigations.
As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On January 5, 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the $395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

RBS plc and RBSSI have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBSSI agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBSSI are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS entities are cooperating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

At this time, RBSSI is fully cooperating with each of these ongoing investigations and requests. At this stage it is not possible to estimate the effect or possible range of loss of the matters discussed above in excess of any provision accrued, if any.

12. Guarantees

In the normal course of its business, RBSSI may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of

the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

RBSSI provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur except as described in Note 11. Accordingly, RBSSI has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2016 related to these indemnification arrangements.

Other Guarantees

RBSSI is a member of various exchanges and clearing houses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, RBSSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearing houses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearing houses requiring its members to post collateral. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2016 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

In addition, RBSSI when acting as FCM, may be obligated to make payments to the relevant clearing house to the extent that a customer cannot meet its obligations to such clearing house. This risk is mitigated by requiring clearing customers to post collateral to RBSSI in an amount no lesser than what is required by the clearing house.

13. Income Taxes

RBSSI's deferred income taxes arise principally from litigation reserves and other liabilities not currently deductible, real estate mortgage investment conduit ("REMIC") residuals and net operating losses. A valuation allowance provision fully offsets the net deferred income tax benefit. RBSSI also has federal net operating loss carry forwards of $824 million and state net operating loss carry forwards of $63 million which are offset by a full valuation allowance expiring in various years through 2036.

Management believes that based on the uncertainty created by the continued restructuring of the US operations that it is more likely than not that the benefit from all of the federal and state deferred tax assets will not be realized. In recognition of this risk, all of RBSSI's federal and state deferred tax assets are offset by a $1,530 million valuation allowance as of December 31, 2016. The increase in the valuation allowance for the current year was $690 million.

RBSSI settles its income tax provision with RBSHI by agreement through intercompany accounts. At December 31, 2016, the amount payable to RBSHI for income taxes was approximately $3 million and is included in other liabilities.

Continued

The total amounts of gross unrecognized tax benefits at the beginning and end of the year were as follows:

	$m
Unrecognized tax benefits - opening balance	12
Gross Increases - Tax Positions in Prior Period	-
Gross Decreases - Tax Positions in Prior Period	-
Gross Increases - Tax Positions in Current Period	-
Lapse of Statute of Limitations	(1)
Settlement	-
Unrecognized tax benefits - ending balance	11

As of December 31, 2016, RBSSI has approximately $11 million of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, approximately $11 million represents the amount of the unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax positions amounted to $2 million as of December 31, 2016.

RBSSI is under audit in certain jurisdictions. The Internal Revenue Service audit for tax years 2011-2013 is in progress. As a part of a combined tax return, RBSSI is under audit in the state of Massachusetts for tax years 2009-2013 and in California for tax years 2012-2013. For the open audits, management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for other states remains open for the tax years 2012 and forward.

14. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, RBSSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2016, RBSSI has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The net fair value of securities received as collateral at December 31, 2016 was approximately $21,481 million. In the normal course of business, this collateral is primarily used by RBSSI to cover short sales and to obtain financing. At December 31, 2016, primarily all of the above collateral has been delivered against securities sold short or repledged by RBSSI.

Continued

RBSSI also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2016:

	$m
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	1,094
Did not have the right to deliver or repledge	2,226

15. Net Capital Requirements

As a registered Broker-Dealer and FCM, RBSSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule", RBSSI has elected to compute its minimum net capital using the alternative method. As such, RBSSI is required to maintain minimum net capital of the greater of 2% of aggregate customer debit items or $1 million, as defined in SEC Rule 15c3-3 (SEC Rule 15c3-1(a)(1)(ii)), 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder (SEC Rule 15c3-1(a)(1)(iii)), or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts (CFTC Regulation 1.17(a)).

At December 31, 2016, RBSSI had regulatory net capital of $1,023 million, which was $955 million in excess of its required minimum net capital of $68 million.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

16. Employee Benefit Plan

Employees of RBSSI are eligible to participate in the RBS Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. The Plan sponsor is RBS plc. Participating employers include RBSSI, the Plan sponsor, and certain of its affiliates. RBSSI matches a portion of its employee participant contributions and makes an annual contribution in accordance with the Plan documents.

17. Related Party Transactions

In the normal course of business RBSSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. In addition, certain RBSSI activities are guaranteed by RBS plc.

The Company's assets and liabilities with affiliates include collateralized financing arrangements entered into with RBS plc and RBS Securities Japan, primarily to facilitate client activities and to cover short sales and to finance financial instruments owned. Interest is accrued on these transactions and is reported in

accrued interest receivable/payable. Included in receivables and payable from/to brokers, dealers and other institutions and from customers are receivables and payables where the Company clears futures transactions for affiliates, primarily RBS plc. Payables to brokers, dealers and other institutions include cash margin payables on financing transactions with RBS plc and RBS Securities Japan and payables for unsettled trades primarily transacted with RBS plc. Short-term borrowings include unsecured borrowings that provide operational funding and liquidity. Other assets primarily includes a receivable for payments made amounting to $826 million made on behalf of NWGH, as well as receivables from other` affiliates in conjunction with operational support provided in the normal course of business. Other liabilities include payables to affiliates in conjunction with operational support provided or received in the normal course of business.

The following table summarizes RBSSI's assets and liabilities as of December 31, 2016 with affiliated companies.

	$m
Assets:	
Receivables from brokers, dealers and other institutions	6
Securities purchased under agreements to resell and other collateralized financing arrangements	11,464
Financial instruments owned, at fair value	27
Accrued interest receivable	8
Other assets	827
Liabilities:	
Short-term borrowings	165
Payables to brokers, dealers and other institutions	108
Payables to customers	426
Securities sold under agreements to repurchase and other collateralized financing arrangements	2
Financial instruments sold, but not yet purchased, at fair value	5
Other liabilities	76

18. Subsequent Events

RBSSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 28, 2017, the date the audited statement of financial condition was issued. No recordable or disclosable events occurred through this date.

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